Exhibit 12.1

Omnicare, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In Thousands, Except Ratio)

	For the Years Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
Income before Income Taxes	$77,523	$119,785	$203,051	$310,449	$375,199	$195,883	$191,300
Add Fixed Charges:
Interest Expense	52,974	52,724	52,811	73,345	65,821	31,618	38,041
Amortization of Debt Expense	2,100	3,600	4,000	4,200	4,600	2,337	2,317
Write-off of Debt Issuance Costs (1)	—	—	—	3,755	—	—	—
Interest Portion of Rent Expense	9,300	9,033	10,600	12,500	16,000	7,130	8,503

Adjusted Income	$141,897	$185,142	$270,462	$404,249	$461,620	$236,968	$240,161

Fixed Charges:
Interest Expense	$52,974	$52,724	$52,811	$73,345	$65,821	$31,618	$38,041
Amortization of Debt Expense	2,100	3,600	4,000	4,200	4,600	2,337	2,317
Write-off of Debt Issuance Costs (1)	—	—	—	3,755	—	—	—
Interest Portion of Rent Expense	9,300	9,033	10,600	12,500	16,000	7,130	8,503

Fixed Charges	$64,374	$65,357	$67,411	$93,800	$86,421	$41,085	$48,861

Ratio of Earnings to Fixed Charges (2)	2.2x	2.8x	4.0x	4.3x	5.3x	5.8x	4.9x

(1)	The year ended December 31, 2003 includes the write-off of unamortized debt issuance costs relating to Omnicare’s redemption of its 5.0% convertible subordinated debentures. See Note 7 of the “Notes to Consolidated Financial Statements” which appear in our Annual Report on Form 10-K for the year ended December 31, 2004 for further discussion.

(2)	The ratio of earnings to fixed charges has been computed by adding income before income taxes and fixed charges to derive adjusted income, and dividing adjusted income by fixed charges. Fixed charges consist of interest expense on debt (including the amortization of debt expense) and one-third (the proportion deemed representative of the interest portion) of rent expense.